UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following documents shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318):

1.      Exhibit 99.1 to this Form 6-K;

2.      the Trust’s press release dated January 17, 2006 (furnished on Form 6-K on January 17, 2006);

3.      the Trust’s press release dated January 18, 2006 (furnished on Form 6-K on January 18, 2006);

4.      the Trust’s press release dated January 19, 2006 (furnished on Form 6-K on January 23, 2006);

5.      the Trust’s press release dated February 7, 2006 (furnished on Form 6-K on February 8, 2006);

6.      the Trust's material change report dated February 8, 2006 (furnished on Form 6-K on February 8, 2006);

7.      the Trust’s press release dated February 16, 2006 (furnished on Form 6-K on February 17, 2006); and

8.      the Trust’s press release dated February 17, 2006 (furnished on Form 6-K on February 17, 2006).

The information contained in Exhibit 99.1 was prepared in accordance with Canadian disclosure requirements, which are different from those of the United States.  The pro forma financial information was prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards. It may not be comparable to pro form financial information prepared in accordance with Article 11 of Regulation S-X.

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The information contained in Exhibit 99.1 was prepared in accordance with NI 51-101 which is different from US disclosure requirements and practices. The primary differences between the U.S. requirements and the NI 51-101 requirements are that (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of proved reserves and the related future net revenue estimated using constant prices and costs as at the effective date of the estimation, and of proved and probable reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserve quantities based on constant prices should not be material. Enterra concurs with this assessment.

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Material Change Report dated February 28, 2006
99.2	KPMG LLP Consent dated March 2, 2006
99.3	McDaniels & Associates Consultants Ltd. Consent dated February 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 3, 2006

Enterra Energy Trust

By:    /s/ John Kalman

Name:

John Kalman

Title

Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated February 28, 2006
99.2	KPMG LLP Consent dated March 2, 2006
99.3	McDaniels & Associates Consultants Ltd. Consent dated February 28, 2006